UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__)

SPECTRUM BRANDS, INC.
(Name of Issuer)
COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)
84762L204
(CUSIP Number)

PHILIP FALCONE 450 PARK AVENUE, 30TH FLOOR NEW YORK, NEW YORK 10022 (212) 521-6988
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR GLOBAL OPPORTUNITIES BREAKAWAY LTD. (COLLECTIVELY, THE “FUNDS”). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR MORE OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 84762L204	Page 2 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,157,561 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,157,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,157,561 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,157,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 4 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,992,805 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,992,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP 84762L204	Page 5 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,992,805 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,992,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 6 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 7 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 8 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Management GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 9 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 11,150,366 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 11,150,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,150,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14	TYPE OF REPORTING PERSON CO

CUSIP 84762L204	Page 10 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,604,216 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,604,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,604,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14	TYPE OF REPORTING PERSON IN

CUSIP 84762L204	Page 11 of 21 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, $0.01 par value per share (the “Shares”) of Spectrum Brands, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Six Concourse Parkway, Suite 3300, Atlanta, GA 30328.

Item 2.	Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the “Breakaway Fund”); Global Opportunities Breakaway Management, L.P. (“Breakaway Management”), the investment manager of the Breakaway Fund; Global Opportunities Breakaway Management GP, L.L.C. (“Breakaway Management GP”), the general partner of Breakaway Management; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Breakaway Management GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Breakaway Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, Breakaway Management GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and Breakaway Management is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

CUSIP 84762L204	Page 12 of 21 Pages

SCHEDULE 13D

As described in Item 4 herein, on the Effective Date (as such term is defined below), pursuant to the Plan (i) the Old Notes (as such terms are defined below) held by the Funds were canceled and the Issuer issued to the Funds an aggregate of 11,405,821 Shares in exchange for such notes and (ii) the Issuer issued an aggregate of 1,198,395 Shares to the Funds in consideration for their participation in a supplemental loan.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On February 3, 2009, the Issuer and its United States subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Western District of Texas (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code. On July 15, 2009, the Bankruptcy Court entered a written order confirming the Issuer’s Joint Plan of Reorganization, as amended by the first modification and the second modification (as amended, the “Plan”). On August 28, 2009 (the “Effective Date”), the Plan became effective and the Debtors emerged from reorganization proceedings under the United States Bankruptcy Code. Pursuant to the Plan, the Issuer converted from a Wisconsin to a Delaware Corporation.

On June 8, 2009, the board of directors of the Issuer (the “Board”) approved the nominations, election and appointment of seven individuals to serve as directors of the newly reorganized Issuer in accordance with the Plan and the supplement to the Plan. The current members of the Board include three members proposed by the Funds, namely Kenneth C. Ambrecht, Eugene I. Davis and Terry L. Polistina (collectively, the “Directors”). Mr. Polistina currently serves as Chief Executive Officer of Salton, Inc., which is wholly owned by the Funds.

On the Effective Date, by operation of the Plan, (i) the Issuer’s old common stock and other equity interests existing immediately prior to the Effective Date (the “Old Equity”) were deemed surrendered and cancelled and (ii) the Issuer’s 8-1/2% senior subordinated notes due 2013, the 7-3/8% senior subordinated notes due 2015 and the variable rate toggle senior subordinated notes due 2013 (collectively, the “Old Notes”), were deemed surrendered and cancelled. Accordingly, the Old Notes held collectively by the Funds were exchanged for an aggregate of (i) 11,405,821 Shares, of which 8,358,631 was issued to the Master Fund, 1,593,340 was issued to the Special Fund and 1,453,850 was issued to the Breakaway Fund and (ii) new 12% senior subordinated toggle notes due 2019 (the “New Notes”), of which 67,436,926 was issued to the Master Fund, 12,854,973 was issued to the Special Fund and 11,729,575 was issued to the Breakaway Fund.

Also on the Effective Date, pursuant to the Plan, the Issuer issued an aggregate of 2,970,000 Shares to the participants in a supplemental loan to the Issuer in consideration for their participation.  As a participant in the supplemental loan, the Master Fund received 798,930 Shares and the Special Fund received 399,465 Shares.

CUSIP 84762L204	Page 13 of 21 Pages

SCHEDULE 13D

Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the terms of the Registration Rights Agreements described in Item 6 hereto; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, members of the Board, shareholders and other relevant parties concerning the operations, management, composition of the Issuer’s Board, ownership, capital structure, balance sheet management (including the appropriate amount of leverage), strategy and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties (including one or more of the Funds’ portfolio companies). As a result, the Reporting Persons may take positions with respect to and seek to have the Directors influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer.

References to percentage ownerships of Shares in this Schedule 13D are based upon the 30,000,000 Shares stated to be outstanding as of August 31, 2009 by the Issuer in the Issuer’s Current Report on Form 8-K of Spectrum Brands, Inc. filed with the Securities and Exchange on August 31, 2009.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 9,157,561 Shares, constituting 30.5% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has he shared power to vote or direct the vote of 9,157,561 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,157,561 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP 84762L204	Page 14 of 21 Pages

SCHEDULE 13D

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 9,157,561 Shares, constituting 30.5% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,157,561 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to disposer direct the disposition of 9,157,561 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,992,805 Shares, constituting 6.6% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,992,805 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,992,805 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,992,805 Shares, constituting 6.6% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,992,805 Shares; has sole power to disposer direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,992,805 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.8% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Breakaway Management may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.8% of the Shares of the Issuer.

Breakaway Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

Breakaway Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP 84762L204	Page 15 of 21 Pages

SCHEDULE 13D

(a, b) As of the date hereof, Breakaway Management GP may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.8% of the Shares of the Issuer.

Breakaway Management GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

Breakaway Management GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 11,150,366 Shares, constituting 37.2% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,150,366 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,150,366 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 12,604,216 Shares, constituting 42.0% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,604,216 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,604,216 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(c) As described in Item 4 herein, on the Effective Date, pursuant to the Plan, (i) the Old Notes held by the Funds were canceled and the Issuer issued to the Funds an aggregate of 11,405,821 Shares in exchange for such notes and (ii) the Issuer issued an aggregate of 1,198,395 Shares to the Funds in consideration for their participation in a supplemental loan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Effective Date, certain securityholders of the Issuer, including the Funds, entered into a equity registration rights agreement (the “Equity Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees, in each case provided and for so long as such person owns at least 1% of the total outstanding Shares. On the Effective Date, certain securityholders of the Issuer, including the Funds, entered into a registration rights agreement with respect to the New Notes (the “Notes Registration Rights Agreement”, and together with the Equity Registration Rights Agreement, the “Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to the Funds and their eligible transferees, in each case provided and for so

CUSIP 84762L204	Page 16 of 21 Pages

SCHEDULE 13D

long as such person owns at least 1% of the total outstanding principal amount of the New Notes. Each Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification.

The foregoing description of the Equity Registration Rights Agreement and Notes Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibits B and C and are incorporated herein by reference.

CUSIP 84762L204	Page 17 of 21 Pages

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Equity Registration Rights Agreement (Incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of Spectrum Brands, Inc. filed with the Securities and Exchange on August 31, 2009)
Exhibit C:	Notes Registration Rights Agreement (Incorporated by reference from Exhibit 4.2 to the Current Report on Form 8-K of Spectrum Brands, Inc. filed with the Securities and Exchange on August 31, 2009)

CUSIP 84762L204	Page 18 of 21 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information se forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP 84762L204	Page 19 of 21 Pages

SCHEDULE 13D

GLOBAL OPPORTUNITIES BREAKAWAY LTD.
By:	Global Opportunities Breakaway Management, L.P.
By:	Global Opportunities Breakaway Management GP, L.L.C., General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MANAGEMENT, L.P..
By:	Global Opportunities Breakaway Management GP, L.L.C., General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MANAGEMENT GP, L.L.C.
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

PHILIP FALCONE
By:	/s/ Philip Falcone
Philip Falcone

September 8, 2009

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP 84762L204	Page 20 of 21 Pages

SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated August 28, 2009 relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP 84762L204	Page 21 of 21 Pages

SCHEDULE 13D

GLOBAL OPPORTUNITIES BREAKAWAY LTD.
By:	Global Opportunities Breakaway Management, L.P.
By:	Global Opportunities Breakaway Management GP, L.L.C., General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MANAGEMENT, L.P..
By:	Global Opportunities Breakaway Management GP, L.L.C., General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MANAGEMENT GP, L.L.C.
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

PHILIP FALCONE
By:	/s/ Philip Falcone
Philip Falcone